Exhibit (a)(6)

Team Software Extends Partial Cash Tender Offer
for TTI Team Telecom International Ltd.

PETACH TIKVA, ISRAEL, March 11, 2003 — Team Software Industries Ltd. announced today that, as required by Israeli law and as contemplated in its offer to purchase, it is extending the expiration date of its previously announced cash tender offer to purchase 650,000 Ordinary Shares of TTI Team Telecom International Ltd. (NASDAQ: TTIL) for $6.00 per share by an additional four calendar-day period. As a result of the extension, the tender offer will now expire at 5:00 p.m., New York time, on Friday, March 14, 2003, unless Team Software further extends the offer. Team Software also announced that all conditions to the offer have been satisfied.

According to a preliminary count by the depositary for the offer, as of 5:00 p.m., New York time, on March 10, 2003, there were (1) validly tendered and not withdrawn 2,753,250 shares and (2) 16,179 shares represented by notices of objection to the offer.

Team Software currently owns 5,312,550 Ordinary Shares of TTI, representing 44.75% of the outstanding share capital of TTI, and, following the consummation of such tender offer, will own approximately 50.22% of the outstanding share capital of TTI.

Important Information:
This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any TTI shares. The tender offer is made only through an offer to purchase, letter of transmittal and related tender offer materials. All shareholders should read the tender offer materials, which were filed by Team Software, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which was filed by TTI, with the U.S. Securities and Exchange Commission (SEC) and mailed to shareholders and any related amendments thereto filed with the SEC. The tender offer materials and the Solicitation/Recommendation Statement contain important information that shareholders should consider before making any decisions regarding tendering their shares. Shareholders are able to obtain these statements and amendments thereto, without charge, at the SEC’s Web site (www.sec.gov) or by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885.

Forward-Looking Statements:
This press release contains forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of TTI. Team Software undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Team Software:
Team Software is an Israeli private holding company wholly owned by Team Computer and Systems Ltd. (an Israeli company whose shares are listed on the Tel Aviv Stock Exchange that performs computer system integration and other value-added services (TASE: TEAM)).

Team Software Contact: Mr. Shimshon Tauber +972-3-972-8300